UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.

233 South Patterson Avenue

Springfield, Missouri 65802

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

As of December 31, 2020 and 2019, and for the year ended December 31, 2020 with report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements and Supplemental Schedule

As of December 31, 2020 and 2019, and for the year ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of O’Reilly Automotive, Inc. Profit Sharing and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan (modified cash basis) at December 31, 2020 and 2019, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2020, on the basis of accounting described in Note 1.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Modified Cash Basis of Accounting

As described in Note 1 to the financial statements, the financial statements and supplemental schedule have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles.  Our opinion is not modified with respect to this matter.

Supplemental Schedule

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1992

Kansas City, Missouri

June 23, 2021

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

(In thousands)

	December 31,
	2020	2019
Investments, at fair value (Note 3)	$1,158,444	$1,072,588
Notes receivable from participants	34,956	37,922
Net assets available for benefits	$1,193,400	$1,110,510

See accompanying Notes to Financial Statements.

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

(In thousands)

For the Year Ended
December 31, 2020
Additions:
Investment income:
Net realized and unrealized appreciation in value of investments	$116,814
Dividend and interest income	3,673
Total investment income	120,487

Interest income on notes receivable from participants	1,988

Contributions:
Rollover from other plans	2,156
Employer	30,202
Participant	78,415
Total contributions	110,773

Total additions	233,248

Deductions:
Distributions to participants	147,582
Administrative expenses	2,776
Total deductions	150,358

Net increase in net assets available for benefits	82,890
Net assets available for benefits at the beginning of the year	1,110,510
Net assets available for benefits at the end of the year	$1,193,400

See accompanying Notes to Financial Statements.

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles.  Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and benefits and expenses are recorded when paid rather than when incurred.

On March 11, 2020, a novel strain of the coronavirus (“COVID-19”) was declared a global pandemic, and containment and mitigation measures worldwide were recommended.  During 2020, the COVID-19 pandemic, and responses to it, adversely affected global economic activity and contributed to significant deterioration and instability in financial markets.  It remains unclear how long or severe the impact from COVID-19, and any variants, and related market volatility could affect the Plan.  While the related ultimate impact on the Plan cannot be estimated at this time, it is at least reasonably possible that future changes in the fair values of investments could materially adversely affect participants’ account balances and the amounts reported in the Plan financial statements.

On March 27, 2020, the U.S. Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted.  The CARES Act provided temporary relief for retirement plan sponsors and their participants and contains several provisions that temporarily impact 401(k) plans.  Certain provisions within the CARES Act were made effective immediately, prior to amending the plan document.  Other relief provisions for participants, such as enhanced hardship withdrawal and payment terms, have been incorporated into the Plan.  Written amendments to the Plan to reflect these operational changes will be adopted at a later date by their respective deadlines in accordance with applicable law and Internal Revenue Service (“IRS”) guidance.

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  Please refer to Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid, interest.  Interest income on notes receivable from participants is recorded when it is earned.  The notes receivable from participants are secured by the vested account balances of the borrowing participants.  No allowance for credit losses was recorded as of December 31, 2020 or 2019.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, a deemed distribution is recorded, which is a taxable event for the participant.  A loan offset is recorded to reduce the participant’s account balance by the outstanding amount of the loan when the loan has been determined to be in default and the participant account incurs a distributable event as defined in the Plan agreement.

Administrative Expenses

The Plan did not pay trustee administrative fees for the plan years ended December 31, 2020 and 2019, as provided by the Plan’s provisions.  The Plan did pay Plan related expenses incurred for consultation with third-party investment advisors and legal counsel for the plan years ended December 31, 2020 and 2019.  All additional administrative and investment related expenses were paid by the Plan participants.  Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund, to which the expenses relate.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

New Accounting Pronouncements

In August of 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”).  Under ASU 2018-13, specific disclosure requirements related to recurring and nonrecurring fair value measurements were removed, modified and added.  ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted.  ASU 2018-13 requires a retrospective adoption approach for most of the changes, with a few changes requiring a prospective approach.  Plan management adopted this guidance with its year ended December 31, 2020, using the appropriate adoption method as previously stated.  The adoption of this guidance did not have a material impact on the Plan’s financial condition, as the guidance pertains only to disclosure.  See Note 3 for further information concerning the Plan’s fair value disclosures.

NOTE 2. DESCRIPTION OF THE PLAN

General

The following description of the Plan is provided for general information only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21 and completed one year of employment.  The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Please refer to the Plan agreement for complete information.

Trust Services

The trustee function of the Plan is performed by T. Rowe Price Company (“T. Rowe Price” or the “Trustee”).  As of December 31, 2020 and 2019, the Plan investments were held by the Trustee, in various funds.  The Trustee has authority for the purchase and sale of investments and makes payments from the Plan based on participant direction, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.

Contributions

Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $19.5 thousand and $19 thousand for the years ended December 31, 2020 and 2019, respectively.  Participants 50 years of age or older may contribute up to $26 thousand and $25 thousand of their annual eligible compensation, as defined in the Plan document, to the Plan for the years ended December 31, 2020 and 2019, respectively.  Eligible team members are automatically enrolled in the Plan after one year of employment and 21 years of age at a contribution rate of 2% of their annual eligible compensation.  Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

Eligible participants may make permitted voluntary rollover contributions to the Plan, subject to Plan requirements.

The Plan provides for a Company match of 100% of the first 2% of each participant’s voluntary contribution and 25% of the next 4% of each participant’s voluntary contribution.  A participant generally must be employed on December 31 to receive that year’s Company matching contribution, with the matching contribution funded annually at the beginning of the subsequent year following the year in which the matching contribution was earned.  Additionally, the Company may make discretionary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate Company contribution of 25% of the participants’ annual eligible compensation.  Participants are eligible for these discretionary contributions after at least 1,000 hours of service in a 12-consecutive month period of employment and generally must be employed on the last day of the plan year.  During the years ended December 31, 2020 or 2019, the Company did not make any discretionary contributions to the Plan.  Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond, fixed income or target date funds, O’Reilly Automotive, Inc. common stock, or a combination thereof.

Vesting

Participants are immediately vested in all voluntary contributions and actual earnings on these contributions.  Employer contributions, and earnings on employer contributions, vest based on years of service with the Company at a rate of 20% per year from years two through six and are 100% vested after six years of service.  In addition, upon a participant’s death or disability, as defined in the Plan document, all employer contributions, and earnings on employer contributions, become 100% vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and actual earnings and with an allocation of the Company’s contribution and actual Plan earnings.  Allocations of Company matching contributions are based on participant contributions and allocation of Company discretionary contributions are based on participant compensation.  Allocations of Plan earnings are based on participants’ account balances.  The non-vested portions of terminated participants’ account balances are transferred to a Plan controlled forfeiture account.  Each participant account is also charged with an allocation of administrative fees and investment fees.

Forfeiture Account

The Plan controlled forfeiture account, which is funded from the non-vested portions of terminated participants’ account balances, serves to pay future administrative expenses and reduce employer contributions.  During the years ended December 31, 2020 and 2019, $2.7 million and $2.8 million, respectively, in forfeitures were used to reduce employer contributions.  During the years ended December 31, 2020 and 2019, $4 thousand and $27 thousand, respectively, in forfeitures were used to pay Plan related consultation expenses.  At December 31, 2020 and 2019, the Plan retained $2.5 million and $2.6 million, respectively, in forfeitures.

Participant Loans

Participants are entitled to borrow from the Plan up to the lesser of $50 thousand or 50% of their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in The Wall Street Journal, on the last business day of the month prior to the date the loan is made.  Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant’s vested account balance.

Payment of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive a partial or lump-sum payment in an amount equal to the value of the participant’s vested account balance.  Participants may also elect to rollover their vested account balance into a different tax-qualified retirement plan or individual retirement account upon termination of service.  At December 31, 2020 and 2019, terminated participants had approximately $0.7 million and $0.3 million, respectively, included in Net Assets Available for Benefits, which were paid in 2021 and 2020, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their account balances.

NOTE 3.  FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are set forth below:

●	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
o	Quoted prices for similar assets and liabilities in active markets;
o	Quoted prices for identical or similar assets or liabilities in markets that are not active;
o	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy, within which the fair value measurement is classified, is determined based on the lowest level input that is significant to the fair value measure in its entirety.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below:

●	Registered investment company mutual funds: Valued at the quoted net asset value of shares held by the Plan at year end.
●	Common stock: Valued at the closing price reported on the active market, on which the individual securities are traded.

●	Target retirement date common trusts: Valued using the net asset value (“NAV”) provided by T. Rowe Price. These funds are primarily invested in stocks, bonds and other short-term investments.
●	Stable value common collective trust: Valued using the NAV provided by T. Rowe Price. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 (in thousands):

	December 31, 2020
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$48	$48	$—	$—
Registered investment company mutual funds	84,894	84,894	—	—
Employer common stock	372,024	372,024	—	—
Target retirement date common trusts measured at NAV	676,385	—	676,385	—
Stable value common collective trust measured at NAV	25,093	—	25,093	—
Investment assets at fair value	$1,158,444	$456,966	$701,478	$—

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy, prior to the adoption of ASU 2018-09, as of December 31, 2019 (in thousands):

	December 31, 2019
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$42	$42	$—	$—
Registered investment company mutual funds	64,109	64,109	—	—
Employer common stock	407,577	407,577	—	—
Target retirement date common trusts measured at NAV	585,084	—	585,084	—
Stable value common collective trust measured at NAV	15,776	—	15,776	—
Investment assets at fair value	$1,072,588	$471,728	$600,860	$—

NOTE 4.  INCOME TAX STATUS

The underlying volume submitter plan has received an advisory letter from the IRS dated August 2, 2017, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax-exempt.  The Plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan is qualified and related trust is tax-exempt.

United States generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares in common collective trusts and mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as described by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc.  O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

NOTE 6.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019, to the Plan’s Form 5500:

	December 31,
	2020	2019
Net assets available for plan benefits per the financial statements	$1,193,400	$1,110,510
Participant loans deemed distributed	(55)	—
Net assets available for plan benefits per Form 5500	$1,193,345	$1,110,510

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2020:

For the Year Ended
December 31, 2020
Net increase in net assets available for benefits per the financial statements	$82,890
Change in participant loans deemed distributed	(55)
Net income per Form 5500	$82,835

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

FORM 5500 SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(MODIFIED CASH BASIS)

E.I.N. 27-4358837, PLAN NO. 002

(In thousands)

December 31, 2020
Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
Cash and cash equivalents	$48
T. Rowe Price common and collective trusts: (1)
T. Rowe Price Retirement 2005 Trust, B	4,017
T. Rowe Price Retirement 2010 Trust, B	8,804
T. Rowe Price Retirement 2015 Trust, B	26,283
T. Rowe Price Retirement 2020 Trust, B	57,174
T. Rowe Price Retirement 2025 Trust, B	111,595
T. Rowe Price Retirement 2030 Trust, B	101,192
T. Rowe Price Retirement 2035 Trust, B	90,327
T. Rowe Price Retirement 2040 Trust, B	76,263
T. Rowe Price Retirement 2045 Trust, B	69,001
T. Rowe Price Retirement 2050 Trust, B	61,355
T. Rowe Price Retirement 2055 Trust, B	52,346
T. Rowe Price Retirement 2060 Trust, B	18,028
T. Rowe Price Stable Value Common Trust Fund, N	25,093
Registered investment company mutual funds:
American Beacon Small Cap Value Fund, Institutional	2,279
BlackRock Equity Dividend Fund, I	2,854
Fidelity 500 Index Fund	19,495
Fidelity Extended Market Index Fund	4,471
Fidelity U.S. Bond Index Fund	6,191
Harbor Capital Appreciation Fund, Institutional	10,575
JPMorgan Mid Cap Value Fund, L	3,646
Metropolitan West Total Return Bond, Admin	2,274
Oakmark International Fund, I	787
PIMCO Income Fund Institutional Class	2,941
T. Rowe Price Institutional Mid Cap Equity Growth (1)	6,109
T. Rowe Price QM U.S. Small-Cap Growth Equity Fund (1)	6,965
Vanguard Federal Money Market Fund	2,601
Vanguard Inflation Protected Securities Fund	2,935
Vanguard International Growth Fund	6,155
Vanguard Total International Stock Index Fund, Admiral	4,616
O’Reilly Automotive, Inc. common stock (1)	372,024
Participant loans (interest rates ranging from 4.25% to 10.25%; maturities through 10/17/2035) (1)	34,956
$1,193,400
(1)	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

June 23, 2021	By:	/s/	Thomas McFall
Date		Thomas McFall
O’Reilly Automotive, Inc.
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm